July 2, 2009

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7010

RE:	Crane Co.
Form 10-K For the Year Ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
Definitive Proxy Statement filed March 6, 2009
File Number: 1-1657

Dear Mr. Decker:

In connection with your review of the Crane Co. (the “Company”) Form 10-K for the year ended December 31, 2008, Form 10-Q for the period ended March 31, 2009 and the Definitive Proxy Statement filed on March 6, 2009, we respectfully submit the following responses to the comments included in your letter of June 23, 2009. Each of the Staff’s comments are restated in bold with our response to the comment following immediately thereafter in italics.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses and thank you for your attention devoted to our filings.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revision to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

RESPONSE:

As requested by the Staff, we have provided supplemental information to illustrate how our proposed revisions will appear in the Company’s future filings. We further advise the Staff that such revisions will be included beginning with our immediate future interim filings, if appropriate.

Form 10-Q FOR THE QUARTER ENDED MARCH 31, 2009

Note 2. Recent Accounting Pronouncements, page 6

2.	We note your response to prior comment 2. Please also present the amount of comprehensive income attributable to common shareholders and the amount of comprehensive income attributable to noncontrolling interests separately on the face of your financial statements. Refer to paragraphs 38(a), A5, and B65 of ARB 51, as amended by SFAS 160.

RESPONSE:

We acknowledge that, consistent with our proposed revised approach, notwithstanding materiality, to present noncontrolling interest information as it relates to our statements of income and our balance sheets, the amounts of consolidated comprehensive income and comprehensive income attributable to the Company and noncontrolling interest are required to be, and will be, presented separately on the face of the consolidated statement in which comprehensive income is presented. The Company discloses comprehensive income on the face of the Statement of Changes in Equity and, accordingly, we will provide such information separately, as requested, in the Company’s future filings on Form 10-K. In the Company’s interim filings, which do not include a Statement of Changes in Equity, we will augment our proposed disclosure provided in response to the Staff’s prior comment 2 to include the sub-total amounts of Comprehensive Income for Total Shareholders’ Equity, Noncontrolling Interest and Total Equity for both years presented in the new footnote titled, “Changes in Equity” as follows (using the March 31, 2009 Form 10-Q by way of example):

	Quarter Ended March 31,
	2009			2008
	Total Shareholders’ Equity	Noncontrolling Interests	Total Equity	Total Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance, beginning of period	$738,062	$7,759	$745,821	$884,803	$8,394	$893,197
Dividends	(11,390)	—	(11,390)	(10,876)	—	(10,876)
Reacquisition on open market	—	—	—	(40,000)	—	(40,000)
Exercise of stock options, net of shares reacquired	(637)	—	(637)	3,556	—	3,556
Stock compensation expense	2,062	—	2,062	3,615	—	3,615
Excess tax benefit from stock-based compensation	—	—	—	107	—	107
Other adjustments	(46)		(46)	223		223
Net Income	23,192	119	23,311	48,289	89	48,378
Currency translation adjustment	(20,937)	38	(20,899)	20,699	(14)	20,685

Comprehensive Income	2,255	157	2,412	68,988	75	69,063

Balance, end of period	$730,306	$7,916	$738,222	$910,416	$8,469	$918,885

In connection with our responses the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Your comments or the Company’s changes to its disclosures in response to your letter do not foreclose the Commission from taking any action with respect to the Company’s filings, and

•	The Company will not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. In the event you have any additional questions, please do not hesitate to contact me directly at (203) 363-7301.

Respectfully,

/s/ Timothy J. MacCarrick

Timothy J. MacCarrick

VP Chief Financial Officer

Copy to:

Nudrat Salik, Division of Corporation Finance

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